TYPE:  425
 SEQUENCE:  1
 DESCRIPTION:  SLIDE PRESENTATION


                                Filed by Champion International Corporation
                                  Pursuant to Rule 425 under the Securities
                       Act of 1933 and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                       Subject Company:  Champion International Corporation
                                         Commission File No.:  001-03053


 [Slide Presentation given by Champion International and UPM-Kymmene Corporation on February 22, 2000]

 [Slide 1]

 These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond UPM-Kymmene's and Champion International's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn:
 Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

 Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


 [Slide 2]

      [Logo of UPM-Kymmene Corporation]

 [Logo of post-merger Champion International Corporation]

      [Logo of Champion International Corporation]


 [Slide 3]

      [Logo of Champion International Corporation]

           [Logo of UPM-Kymmene Corporation]

         Champion International Corporation       UPM-Kymmene Corporation

 Turnover 1999       USD 5268 mill.               EUR 8261 mill.

 Personnel           18,000                       31,000

 Earnings            USD 322 mill.                EUR 1398 mill.

 Paper production
   capacity          3.5 mill. tonnes             8.6 mill. t

 Pulp                3.1 mill. tonnes             2.9 mill. t

 Plywood             1.2 mill. m3                 0.8 mill. m3

 Sawn Timber         3.9 mill. m3                 2.0 mill. m3

 Forests under
   management        4 mill. hectares             1.3 mill. hectares

 Production in       USA, Canada, Brazil          Europe, USA, China


 [Slide 4]

                      CHAMPION SALES BY BUSINESS 1999

 [Pie chart showing Champion's percentage sales and amount in Euros by business in 1999:

 Business               Percentage of Sales

 Forest                        7%
 Chemical pulp                 8%
 Wood Products                17%
 Converting                    6%
 Fine                         31%
 Magazine paper               16%
 Other                        15%]


 [Slide 5]

      [Logo of post-merger Champion International Corporation]


 "THE PREMIER GLOBAL FOREST PRODUCTS COMPANY"


[Slide 6]

      [Logo of post-merger Champion International Corporation]

                                                 Worldwide ranking

 Total worldwide sales         EUR 13.5 bill.          2

 Market capitalization         EUR 13.4 bill.          2


 [Slide 7]

 The merging companies have an excellent strategic fit for each other

 o    parallel strategic intent

 o    complementary product lines

 o    complementary geographical presence


 [Slide 8]

 PRODUCTION PLANTS IN EUROPE

 [Map showing plant locations in Europe]


 [Slide 9]

 PRODUCTION PLANTS OUTSIDE EUROPE

 [Map showing plant locations outside of Europe]


 [Slide 10]

 DEAL STRUCTURE:

 All stock deal - pooling of interests

 o    preserves the strong balance sheet and liquidity

 o    enhances growth prospects

 o    increases the share of US investors

 o    increases liquidity for shares


 [Slide 11]

 POOLING OF INTERESTS

 o    no goodwill

 o    strong balance sheet preserved

 o limitations for asset sales in the near future (excluding listed shares)

 o    treasury shares to be re-issued (3,2 mill. shares)

 o    share buy-backs not possible in the near future


 [Slide 12]

 DEAL STRUCTURE:

 Exchange ratio:
      Champion shareholders will receive 1.99
      UPM-Kymmene shares for 1 Champion share

 Ownership structure:
      UPM-Kymmene shareholders      58%
      Champion shareholders         42%


 [Slide 13]

 Premium over Champion's Share Price
 1 day     19%
 1 week    24%
 1 month   29%
 3 months  26%
 6 months  23%


 [Slide 14]

 SHARE PRICE RATIO CHAMPION/UPM

 [Graph presenting the share price ratio of Champion International Corporation and UPM-Kymmene Corporation as follows:

 May 1996       2,62

 1997           2,18

 1998           2,21

 1999           1,45

 2000           1,62]


 [Slide 15]

 ACCRETION ANALYSIS
 Market estimates for EPS (I.B.E.S.) in 2001

 UPM-Kymmene              USD 3.41
 Champion                 USD 7.07

 Champion
 with synergy benefits
 of USD 150 millions      USD 3.75

 Accretion                USD 0.24
 %                        7.1%


 The merger will be earnings accretive one year from the closing of the deal


 [Slide 16]

 SYNERGIES

                                   Years from merger
 Cumulative Synergies mill. USD      1     2      3

 A.  Cost savings                  100   175    175
       o    purchasing
       o    manufacturing
       o    logistics
       o    S, G&A

 B.  Revenue related synergies      50   100    150
       o    best practice in
            marketing
       o    additional volumes

 TOTAL                             150   275    325
                                 -----  -----  -----


 [Slide 17]

 Shares listed in Helsinki and New York (NYSE)

 Champion shareholders will have the option of getting ADS's listed on the New York Stock
 Exchange or shares listed on the Helsinki
 Stock Exchange


 [Slide 18]

 BOARD OF DIRECTORS

 It is proposed to the shareholders' meeting to have six additional members on the Board:

 From the present Champion Board

 o        Chairman and CEO     Richard E. Olson
 o        Vice chairman        Kenwood D. Nichols
 o        and four others


 [Slide 19]

           THE MANAGEMENT TEAM

 Chief Executive Officer               Juha Niemela

 Senior Executive Vice President       Martin Granholm

 Senior Executive Vice President       Richard E. Olson

 Executive Vice President              Kenwood C. Nichols

 Senior Vice President                 Michael P. Corey

 Senior Vice President                 Jan-Henrik Kulp

 Senior Vice President                 Heikki Sara

 Senior Vice President                 Kari Toikka

 Group Senior Vice President           Pentti Arvela

 Group Senior Vice President           Ismo Lepola

 Group Senior Vice President           Matti J. Lindahl

 Group Senior Vice President           Pentti Kallio

 Group Senior Vice President           Kari Makkonen


 [Slide 20]

 II  Company presentation


 [Slide 21]

 STRATEGY

 o    take advantage of global growth opportunities

 o    focus on core businesses

 o    intensive co-operation with global and local customers

 o    emphasis on profitability

 o    financial discipline

 o    responsible corporate citizen

 o    increase shareholder value as principal goal


 [Slide 22]

 STRENGTHS

 o    Global presence

 o    Good long term customer relationships

 o    Efficient production capacity

 o    Economies of scale

 o    High level of vertical integration

 o    Integration of know-how and cultures


 [Slide 23]

 FINANCIAL OBJECTIVES

 ROE  Riskfree Rate  + 5%

 ROCE Internally for its businesses, pre-tax return  15%

 Gearing ratio below 100%


 [Slide 24]

 DIVIDEND POLICY

 Annual dividend anticipated to average 1/3 of the annual profit


 [Slide 25]

 ENTERPRISE VALUE OF SELECTED PAPER COMPANIES

 [Bar graph representing the following information :

                          Market Value        Net Debt
                                 (USD millions)

 International Paper      17676               11837

 CHAMPION                 approx. 15000       approx. 5000

 Weyerhauser              12099,4             4211

 Stora Enso               10595,2             5585

 Georgia-Pacific          9504,9              5546

 Smurfit-Stone Contai     3686,7              5965

 SCA                      5846,8              2823,1

 Williamette              4155,6              1706,1

 Jefferson Smurfit        2851,2              2139,3

 Mead                     3419,3              1498,6]


 [Slide 26]

 WORLD'S LARGEST FOREST PRODUCT COMPANIES BY NET SALES

 Consolidated Sales (USD billions - 1998)

 International Paper     19.541
 CHAMPION                14.959 (UPM-Kymmene, 9306 + Champion, 5653)
 Weyerhauser             13.62  (Weyerhauser, 10800 + McMillan Bloedel, 2819)
 Georgia-Pacific         13.376
 Stora Enso               9.366


 [Slide 27]

 WORLD'S LARGEST PAPER AND PAPER BOARD PRODUCERS 1999

 [Bar graph representing the following information :

                                Paper               Paperboard
                                   (capacity in million tons)

 International Paper  1)         7,1                  6,6

 Stora Enso                      9,3                  3,57

 CHAMPION                        11,698               0,372

 Abitibi-Consolidated  2)        7,2                  --

 Smurfit-Stone Container         0,1                  7,1

 Georgia-Pacific  3)             3,2                  3,6

 Oji Paper                       5                    1,7

 Nippon Group  4)                4,9                  1,7

 Weyerhaeuser  5)                1,9                  3,8

 Metsa-Serla, Myllykoski         4,4                  1,25

 1)  incl. 1/2 of Carter Holt Harvey (50,3%)
 2)  incl. Donohue and 1/3 of PAPCO and Boise Cascade marketing agreement
 3)  incl. Georgia-Pacific Tissue
 4)  incl. 1/2 of NORPAC, joint venture (50%)
 5)  incl. MacBlo and 1/2 of NORPAC, joint venture (50%)]


 [Slide 28]

 WORLD'S LARGEST PUBLICATIONS PAPER PRODUCERS 1999

 [Bar graph representing the following information :

                                      LWC       SC        news
                                       (capacity in million tons)

 Abitibi-Consolidated*                 --      724       6330

 CHAMPION                              3399    1292      2015

 Stora Enso                            1615    1150      3175

 Bowater                               450     --        2955

 Norske                                --      540       2250

 Haindl**                              810     560       1350

 Fletcher Challenge                    --      75        2350

 MS Mylly                              1280    777       --

 Holmen                                --      150       1210

 Burgo***                              1215    --        --

 *)   Including Boise Cascade marketing agreement + 1/3 stake in PAPCO
 **)  incl. Haindl's new PM in Augsburg on stream in June 2000
 ***) incl. Burgo's new PM at Verzuolo on stream in end 2001]


 [Slide 29]

 WORLD'S LARGEST FINE PAPER PRODUCERS 1999

 [Bar graph reflecting the following information :


                                 Uncoated         Coated
                                (Capacity in '000 tons)

 International Paper              4010             680

 CHAMPION                         2472             1120

 APP                              2330             1250

 Sappi                            430              2815

 Stora Enso                       1340             1660

 Georgia-Pacific                  1955             55

 MoDo+SCA                         1240             500

 Oji Paper                        850              850

 Metsa-Serla                      525              1015]


 [Slide 30]

 LEADER POSITIONS IN OTHER CHOSEN PRODUCTS

                                               Europe    Global
 Converting materials

    Label papers and self-adhesive label         1         2
    Siliconized papers                           1         1-2
    Industrial wrapping                          1         -
    Envelope papers                              1         -

 Wood Products

    Plywood                                      1         4
    Sawn timber                                  3         5


 [Slide 31]

 SALES BY BUSINESS 1999 (Proforma)

 [Pie charts reflecting the following information:

 Magazine            24%

 Newsprint           8%

 Fine papers         21%

 Converting          15%

 Wood Products       16%

 Chemical pulp       4%

 Forest              4%

 Energy              1%

 Other               7%]


 [Slide 32]

 PAPER & PULP PRODUCTION
 GEOGRAPHICALLY, % in 1999 (Proforma)

 [Pie charts reflecting the following information:

 Finland        43%

 Other Europe   14%

 North America  38%

 Latin America  6%]


 [Slide 33]

 PERSONNEL 31.12.1999 (Proforma)

 [Pie charts reflecting the following information:

 Finland        43%

 Other Europe   17%

 North America  32%

 Latin America  8%

 Other          0%]


 [Slide 34]

 BALANCE SHEET (Proforma)

 Million euros                          1997        1998        1999
                                       31.12.97    31.12.98     31.12.99
 Assets
    Non-Current Assets                 15 516      14 856       15 311
    Stocks                              1 458       1 486        1 427
    Cash and Cash Equivalents             686         671          737
    Other current assets                2 053       1 724        2 150
 Total                                 19 713      18 737       19 625

 Equity and liabilities
    Shareholders' equity                7 468       7 675        8 382
    Deferred tax liability              1 531       1 455        1 818
    Provisions                            171         179          199
    Non-current liabilities             6 630       6 132        6 128
    Current liabilities                 3 913       3 296        3 098
 Total                                 19 713      18 737       19 625

 Excluding own shares
 Rates of exchange                    1,09686     1,16674      1,00460


 [Slide 35]

 OPERATING PROFIT


 [Bar graph representing the following information:

           Capital gains       Write-offs
                (in MEUR)

 1997      1130           -504
 1998      1354           49
 1999      1442           614]


 [Slide 36]

 NET INTEREST-BEARING DEBT AND GEARING

 [Bar graph reflecting the following information:

      Debt        Gearing

 97   7221        96%

 98   6229        81%

 99   5278        63%]


 [Slide 37]

 RETURN ON EQUITY

 [Bar graph reflecting the following information:

 %, excluding non-recurring items

 97   7,5

 98   9,7

 99   9,7]


 [Slide 38]

 RETURN ON CAPITAL EMPLOYED

 [Bar Graph reflecting the following information:

 %, excluding non-recurring items

 97   7,2

 98   9,2

 99   10,1]


 [Slide 39]

 EQUITY TO ASSETS RATIO

 [Bar graph reflecting the following information:

 %

 97   37,9

 98   41

 99   42,8]


 [Slide 40]

 GROSS CAPITAL EXPENDITURE

 [Bar graph reflecting the following information:

              Depreciation   % of turnover

 97   1747      928          12,7

 98   1076      917          8,1

 99   927       921          6,9]


 [Slide 41]

 HOW TO DELIVER VALUE TO SHAREHOLDERS

 o    increased earnings and dividends

 o    improved growth opportunities

 o    strengthened position among the largest companies in the sector


 [Slide 42]

 TIME TABLE

 Closing in May 2000

 preceded by :

 o    shareholders' approval

 o    approval of requisite authorities